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                                                                    Exhibit 6(j)

                         CONVERSION COVERAGE AGREEMENT

     This Conversion Coverage Agreement is made and entered into this the 18th day of December, 1998, by and among Advantage Health Plan, Inc. ("AHP") and Patient's Choice, Inc. ("PCI").

                                   Recitals

     WHEREAS, AHP has determined it is in AHP's best interests to wind-down AHP's operations and have commenced such wind-down in accordance with a plan (the "Wind-Down Plan") approved by the Louisiana Department of Insurance ("DOI") and

     WHEREAS, in accordance with the Wind-Down Plan, on or before December 1, 1998, AHP notified the individuals, small groups and large groups receiving health benefits coverage under AHP health maintenance organization programs (such individuals, small groups and large groups of which PCI has been specifically notified, excluding individuals or groups covered through the State Employees Group Benefits Program, Medicare beneficiaries and AHP's preferred provider organization programs, being referred to as the "Conversion Business"), that their AHP coverage would terminate effective May 31, 1999, and that AHP will not be responsible for any claims for health benefits incurred after that date; and

     WHEREAS, the obligation to provide health benefits coverage to the Conversion Business through May 31, 1999, may result in financial losses for AHP; and

     WHEREAS, DOI has represented that it will permit AHP to amend the Wind-Down Plan to provide, in lieu of terminating coverage of the Conversion Business, to arrange for the conversion of the Conversion Business to new coverage by another licensed health benefits carrier ("Conversion Coverage"), and thereby limit AHP's potential financial loss attributable to the Conversion Business, prior to May 31, 1999; and

     WHEREAS, PCI, a Louisiana corporation licensed as a health maintenance organization, has agreed to provide Conversion Coverage to the Conversion Business in accordance with the terms and conditions of this Agreement (the "Transaction").

                                   Agreement

     NOW, THEREFORE, in consideration of the foregoing recitals and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, AHP and PCI agree as follows:

     1. Conversion Coverage. Subject to the terms and conditions of this Agreement, PCI will provide Conversion Coverage on a guaranteed basis, without medical underwriting, at applicable PCI premium rates to each individual, small group and large group policyholder comprising the Conversion Business. The effective date of the Conversion Coverage will be February 1, 1999 (the "Effective Date").

     2. DOI Approval. Immediately following its execution, AHP and PCI shall jointly submit this Agreement to the DOI for approval. Upon receipt of written DOI approval ("DOI

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Approval"). AHP and PCI shall immediately begin the process necessary for PCI to provide Conversion Coverage to the Conversion Business commencing on the Effective Date, and AHP's coverage of the Conversion Business to terminate effective January 31, 1999 (the "Termination Date"), including, without limitation, specific identification of all individuals, small groups and large groups comprising the Conversion Business.

     3. AHP Payment. Not later than one (1) business day following receipt of DOI Approval, including approval of the payment, AHP shall pay PCI, in cash, the sum of One Million Seven Hundred and Fifty Thousand Dollars ($1,750,000) (the date on which sum is paid hereinafter referred to as the "Closing Date").

     4. Notice of Transaction. As soon after the Closing Date as possible, AHP and PCI will distribute a joint press release, hold a joint press conference and send out a joint notice to all AHP subscribers, employer groups, agents and brokers associated with the Conversion Business announcing the Transaction. PCI will draft such announcements and notices, subject to AHP and, if required, DOI approval. AHP will provide the mailing list, mailing labels and AHP letterhead and shall bear any costs for attorneys, consultants or other advisors AHP may engage to review such notices and announcements. PCI shall bear other direct costs of the mailing, including postage and other administrative expenses. Such announcements and notices shall provide, in substance, as follows:

     (a) All then-current AHP policyholders under the Conversion Business will be notified that in lieu of termination of their health benefits coverage, they will be provided Conversion Coverage at the applicable PCI premium rates as of the Effective Date. Such AHP policyholders will be notified of the applicable PCI premium rates not later than January 1, 1999, and may elect not to accept Conversion Coverage by providing PCI written notice of such election by January 22, 1999.

     (b) AHP's responsibility for any claims arising under the Conversion Business will terminate on the Termination Date. AHP will not be responsible for any claims incurred under the Conversion Business after the Termination Date, but shall remain liable for any claims incurred on or before that date. Subject to the provisions of Section 13, AHP and PCI acknowledge and agree that neither party shall be responsible for any benefit claims incurred after the Termination Date by any AHP member who elects, directly or indirectly through an AHP group policyholder, not to accept Conversion Coverage.

     5. Premium Rate Adjustment. AHP acknowledges that adjustment of the premium rates currently being paid by the Conversion Business is a critical component of the Transaction. Following execution of this Agreement, AHP shall cooperate fully in making all data and other information relevant to the Conversion Business (the "Data") in their possession or to which it has reasonable access available to PCI. PCI shall notify each individual, small group and large group comprising the Conversion Business of the premium rate at which they will provided Conversion Coverage by mailing notice of such rates, at PCI's expense, not later than January 1, 1999. Notwithstanding anything herein to the contrary, PCI shall have sole discretion over, and shall be solely responsible for, the premium rates for the Conversion Coverage provided by PCI.

     6. Representations. AHP represent and warrants that (i) it has all requisite corporate authority to enter into the Transaction and that the party executing this Agreement is duly

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authorized to enter into the Agreement and carry out the Transaction, (ii) this
Agreement constitutes a valid and binding obligation of AHP, and (iii) all Data disclosed or to be disclosed to PCI in connection with the Transaction has been and will be disclosed in good faith and fairly reflects AHP's understanding of the status of the Conversion Business. AHP makes no other representation or warranty as to the accuracy or quality of the Data or otherwise with respect to the Conversion Business except as expressly provided herein, including, but not limited to, any representation or warranty that any individual, small group or large group included in the Conversion Business will accept Conversion Coverage.

     7. Provider Network. PCI will allow AHP to access PCI's existing provider network at applicable PCI reimbursement rates, subject to any restrictions on such access as contained in existing PCI provider contracts.

     8. Public Disclosure. On and after the Closing Date, AHP will not release any information regarding or relating to the Transaction to the public, including agents and brokers, unless approved in advance, in writing, by PCI.

     9. Confidentiality. The Confidentiality Agreement entered into between AHP and PCI effective November 10, 1998, shall remain in effect and enforceable in accordance with its terms, except to the extent necessary for the parties to effect the Transaction. After the Closing Date, all information deemed confidential or proprietary by PCI with respect to the Conversion Business shall be kept confidential and neither AHP nor any of its agents, employees or representatives, shall disclose any such information except as may be agreed to in writing by PCI or except as requested by a regulatory agency or otherwise required by law.

    10. Employees. As soon after the Closing Date as practicable, AHP will conduct a meeting for all AHP employees and advise them of the Transaction. PCI will not offer employment to any AHP employee without prior notice to and consent of AHP. At the employee meeting AHP will advise its employees of PCI's notice obligation and AHP's reasons for requesting prior notice.

    11. Fees and Expenses. Each party will bear its own costs and expenses for attorneys and other consultants retained in connection with the Transaction. Neither AHP, PCI nor any shareholder of AHP shall have any liability for the payment of any broker's or finder's fee as a result of the Transaction or otherwise.

    12. Transition. The Parties acknowledge and agree that AHP's financial obligations under the Conversion Business will terminate as of the Termination Date and AHP will not be obligated for claims for health services rendered after the Termination Date, and PCI's financial obligations with respect to those individuals, small groups and large groups included in the Conversion Business will commence on the Effective Date. AHP and PCI agree that the scheduling of all covered health care services will be handled in the ordinary course and AHP will not deny coverage or delay the ability of AHP members to access covered health care services beyond the Termination Date unless justified in accordance with AHP's utilization management standards in effect on the date of this Agreement. On and after the Effective Date, AHP will provide PCI with full access to AHP's claims payment information to enable PCI to evaluate claims for reimbursement for services provided on a global fee or other prepaid basis. AHP and PCI will at all times conduct their business in accordance with industry standards with respect to the transition of the Conversion Business from AHP coverage to Conversion Coverage.

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     13. Indemnification. PCI agrees to indemnify and hold AHP harmless from and against any claim, demand, action, cause of action, cost, expense, debt, obligation, loss, damage or other liability, of any kind or nature whatsoever, (including, without limitation, reasonable attorneys' fees), known or unknown, now existing or arising in the future, arising out of or in connection with: (i) the amount of notice given by PCI to AHP policyholders under the Conversion Business of the applicable PCI premium rate for Conversion Coverage; (ii) any change in benefits experienced by AHP policyholders who elect Conversion Coverage; (iii) the difference between the premium rates to which policyholders under the Conversion Business will be subject on the Effective Date for Conversion Coverage, and the AHP premium rate which would or may have been in effect for such policyholders during the period from the Effective Date through May 31, 1999; and (iv) any claims made by or on behalf of an AHP policyholder arising out of or as a result of AHP entering into this Agreement. AHP and PCI will use their best efforts to assure that all claims subject to the provisions of this Section 13 be first addressed by DOI, provided DOI action shall not be a precondition to enforcement of these indemnity provisions.

     14. Notices. All notices and other communications required under this Agreement shall be in writing and shall be mailed by first class registered or certified mail, postage prepaid, addressed as follows:

         (a) If to PCI:    Patrick C. Powers
                           President and Chief Executive Officer
                           Patient's Choice, Inc.
                           12021 Bricksome Avenue
                           Baton Rouge, LA 70816

         (b) If to AHP:    Advantage Health Plan, Inc.
                           c/o Ms Shannon Gaffney
                           829 St. Charles Avenue
                           New Orleans, Louisiana 70130

     1.5 Miscellaneous. The heading sand captions in this Agreement are for convenience of reference only and shall in no way restrict or modify any of the terms hereof. This Agreement may be executed in any number of counterparts, each of which shall constitute an original, but all of which together shall constitute one and the same instrument. This Agreement is to be delivered and performed in the State of Louisiana and shall be construed in accordance with and governed by the laws of the State of Louisiana. This Agreement constitutes the entire agreement between the parties. Each party acknowledges that no representation, inducement, promise or agreement has been made, orally or otherwise, by any other party, or anyone acting on behalf of any other party, unless such representation, inducement, promise or agreement is embodied in this Agreement, expressly or by incorporation. Except as otherwise provided in this Agreement, no amendment to this Agreement shall be valid unless it is in writing and signed by an authorized officer of each party. Each of the parties hereto hereby agrees to execute and deliver such further instruments and do such further acts and things as may be necessary or desirable to carry out the purposes of this Agreement.

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     IN WITNESS WHEREOF, the parties have caused this Conversion Coverage
Agreement to be executed in their names and on their behalf by their duly authorized representatives.

                                        PATIENT'S CHOICE, INC.


Date: 12-17-98                          By: /s/ Patrick C. Powers
----------------                           ------------------------------------
                                           Patrick C. Powers
                                           President and Chief Executive Officer


                                        ADVANTAGE HEALTH PLAN, INC.


Date: 12-18-98                          By: /s/ Shannon Gaffney
                                           ------------------------------------
                                           Shannon Gaffney
                                           Authorized Representative





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